Exhibit 99.1

Nexters publishes inaugural Sustainability report

November 8, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”) announces the release of its inaugural Sustainability Report inspired by SASB Standards. This report describes Nexters’ philosophy and progress in social initiatives as well environment efforts and recent improvements in governance. Nexters will continue to report annually on its sustainability strategy and refine future objectives in this area.

“Since the beginning of our collaboration as entrepreneurs, we have been crafting a corporate culture which reflects our personal ideals and beliefs. Our game development business is centered around people, whether they are our employees, partners, communities around or players in all parts of the globe. Positive impact on people is a core principle, enabling us to think long-term and build a business that is antifragile despite all the headwinds and turmoil. This is at the heart of our sustainability strategy”, said Andrey Fadeev and Boris Gertsovskiy, Nexters’ co-founders.

Nexters’ Chairperson of the Board of Directors, Natasha Braginsky Mounier, added: “I am delighted that sustainability is becoming an integral part of the mainstream corporate mindset. Game developers have a unique ability to reach and influence over three billion players around the world. Nexters takes this responsibility and opportunity to heart through progressive diversity, environmental and governance practices. Despite the geopolitical turmoil of the past year, Nexters continues to be focused on employees’ safety and wellbeing, engaging with local communities and delivering for our players. This is a solid foundation for the company's further development as a global interactive entertainment market player”.

You can find the report as well as the new Sustainability section on our website - investor.nexters.com/en/sustainability.

About Nexters

Nexters is an international game development company which, thanks to such hit games like Hero Wars, Throne Rush, and others, reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals from more than 20 countries. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, initially filed by the Company on September 22, 2021, as most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.